STARGUIDE GROUP, INC.

275 Jatwada, Dasna Gate near Old Bus Stand

Ghaziabad, Uttar Pradesh, India 201002

Tel: (702) 996-6002

August 7, 2020

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
www.sec.gov

Re: Starguide Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 15, 2020

File No. 333-237681

Dear Mr. Scott Anderegg,

We received your letter dated July 24, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 15, 2020. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1

Description of Our Business, page 13

1. We note your response to prior comment 2 and we continue to believe that there is some risk you meet the definition of "shell company," given your lack of assets and operations.

Please revise to include risk factor that discloses the risks to you of being a "shell company," as defined in Rule 405 of the Securities Act, and the consequences if you satisfy that definition.

Response:  We have revised our disclosure and included risk factor that discloses the risks to us of being a "shell company."

Report of Independent Registered Public Accounting Firm, page F-1

2. We note the reference to the Report of Independent Registered Public Accounting Firm in

the table of contents on page 22; however, no report is included in the filing. Please provide an audit report pursuant to Rule 2-02 of Regulation S-X.

Response:  We have provided audit reports in the Amendment No. 2 to Registration Statement on Form S-1.

Thank you.

Sincerely,

/S/ Vicky Sharma

Vicky Sharma, President